Exhibit 99.1

BiondVax CEO Issues Letter to Shareholders

Jerusalem, Israel – December 30, 2022 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a biotechnology company focused on developing, manufacturing and commercializing innovative immunotherapeutic products for the treatment of infectious and autoimmune diseases, today published a letter from its CEO, Amir Reichman, addressing 2022 accomplishments, successful preclinical trial results of the inhaled COVID-19 NanoAb therapy as well as recent financing activities to support 2023 objectives. The letter reads as follows:

Dear BiondVax Shareholders,

BiondVax’s 2022 achievements leave me incredibly optimistic about BiondVax’s growth potential and ability to deliver value to our stakeholders.

My optimism is based on our people, our partnerships and BiondVax’s remarkable turnaround. When I became CEO in 2021, I inherited a company with strong leadership, extensive pharmaceutical development experience, and a new state-of-the-art biologics manufacturing facility but lacking a technology base to develop meaningful pharmaceutical products. After an extensive search in collaboration with industry expert consultants, we identified an opportunity to partner with the Max Planck Institute for Multidisciplinary Sciences (MPI) and the University Medical Center Göttingen, Germany (UMG) for development of new VHH nanosized antibodies (NanoAbs). In late 2021 and early 2022 we signed exclusive agreements with MPI and UMG to build a pipeline of “biobetter” NanoAbs, which are NanoAbs that interact with previously validated therapeutic targets and have strong potential for significant advantages over currently approved human monoclonal antibodies (mAbs).

As compared to mAbs, NanoAbs being generated at MPI demonstrate several unique attributes such as greater binding affinity, stability at high temperatures, and formulation advantages. We believe that if NanoAbs with these attributes can be successfully developed they would provide an opportunity to capture a meaningful share of several large and growing markets while reducing upfront costs and risks commonly associated with new drug development (e.g., biological target validation) and accelerating initiation of clinical development. In addition, having access to a pipeline would diversify our risk of failure from any one product candidate and provide greater opportunity and flexibility in pursuing partnering deals with big pharma companies.

With this foundation established, we began building a successful biopharmaceutical company and in 2022 achieved a number of exciting and meaningful milestones:

Q1 2022:

●	We completed signing a series of collaboration agreements with MPI and UMG for development of NanoAbs addressing diseases with large unmet medical needs and attractive commercial opportunities such as asthma, psoriasis, psoriatic arthritis, and macular degeneration, in addition to the COVID-19 program signed in Q4 2021.

Q2 2022:

●	We successfully executed tech transfer from Max Planck and began in-house manufacturing of the lead NanoAb candidate, an inhaled COVID-19 therapy, and received supportive scientific advice from the Paul Ehrlich Institute (PEI) to conduct the first clinical trials in patients as a combined Phase 1/2a, testing both safety and efficacy, thereby shortening BiondVax’s clinical development timelines.

Q3 2022:

●	We further strengthened our financial position by signing a definitive amendment to our loan agreement with the European Investment Bank (EIB) extending maturity of our €24 million loan until Dec. 31, 2027, with additional terms in support of our new strategy.

●	We initiated discussions with potential clients interested in hiring us as their contract development and manufacturing organization (CDMO). While serving in this capacity is not intended to become a primary activity for the company, it allows us to use our state-of-the-art facility to generate revenues and offset certain fixed costs while still using it for our NanoAbs.

Q4 2022:

●	We reported the successful first readout results in the preclinical in vivo study of our innovative inhaled COVID-19 NanoAb therapy. Hamsters infected with SARS-COV-2 and then treated with inhaled anti-COVID-19 NanoAbs demonstrated significantly milder illness and faster recovery in comparison to infected hamsters treated with inhaled placebo.

Today, I am thrilled to share even more compelling results from the preclinical trial. New data from the same study shows that the inhaled NanoAb eliminated viral loads in the lungs:

Hamsters treated with BiondVax’s NanoAb had over 30 times lower SARS-COV-2 viral titers in their lungs, six days after infection compared to the placebo group.

Experts continue to believe COVID-19 will remain a serious health risk in the coming years and as the uptake of vaccines wanes, therapeutics will become an important defense against severe illness. As reported by Pfizer, Paxlovid has shown the demand for COVID-19 therapeutic treatments with ~$22 billion in sales projected for 2022 despite significant limitations of use due to adverse cross-reactions with other drugs and several other comorbidity contraindications that limit its use.

Furthermore, previously approved mAb therapies have shown limited effectiveness against the new Omicron variants. Encouragingly, our lead NanoAb candidate, currently being prepared for clinical trials, has demonstrated neutralization of all relevant Omicron subvariants.

Indeed, the emergence of new variants remains a concern and NanoAb therapeutics have the potential to quickly and effectively address new variants. Our collaborators at MPI and UMG have generated libraries each with ~300 million COVID-19 NanoAb candidates, as compared to mAb libraries that contain only thousands of options. Thus, as new variants emerge, we would expect to be in a position to rapidly develop a new neutralizing NanoAb. If we are able to replicate in human trials the efficacy demonstrated to date in our hamster studies, we believe the flexibility inherent in our massive libraries, combined with the ease of self-administered inhalation, high thermo-stability (which implies longer shelf life and simpler shipping and storage), and low cost of goods, position us to capture a significant share of the COVID-19 therapeutics market.

Looking forward to 2023:

The collaboration with MPI and UMG has been more successful than we originally contemplated with a number of new potential NanoAb candidates for indications beyond COVID-19 identified well ahead of schedule, in particular, anti-IL-17 NanoAbs for the treatment of psoriasis as well as other disorders.

The highly favorable results from our COVID-19 hamster study and the identification of the IL-17 NanoAbs furthered our confidence to move both programs forward aggressively. Rather than slow down progress, in Q4 we determined to raise the capital to fast-track these programs. This was a difficult decision given overall market conditions. After careful consideration and with no certainty that market conditions would soon improve and realizing that delaying financing would impede progress and heighten the risk that funding would be increasingly difficult to obtain, we concluded that now presented the best opportunity to secure capital.

With funding in place to continue development, our plans include executing several steps required to bring our inhaled COVID-19 NanoAb therapy into a first-in-human Phase 1/2a clinical trial by the end of 2023. These steps include toxicology studies and GMP manufacturing of the NanoAb. We also intend to exercise our option to obtain an exclusive license at pre-agreed financial terms to anti-IL-17 NanoAbs from our partners in Germany, scale up in-house NanoAb manufacturing, conduct an in vitro proof-of-concept study and potentially also a preclinical trial of the IL-17 NanoAb as a therapy for psoriasis.

Bringing innovative pharmaceutical products through manufacturing, clinical trials and regulatory approvals requires substantial resources and entail a high degree of risk. Our biobetter NanoAb approach is specifically designed to mitigate the cost and risk ordinarily incurred in drug development, and we aim to aggressively pursue partnerships with big pharma that can bring in upfront and milestone payments, royalties, and funding for development activities, thereby further reducing our own funding needs and risk. A NanoAb pipeline may provide us with multiple partnering opportunities as well as flexibility in structuring relationships so as to preserve our upside. We also intend to pursue sources of non-dilutive funding, including grants from NGOs and from Israeli and European governmental organizations and have several grant applications in process. Securing meaningful partnerships with large pharma companies requires generating compelling data from pre-clinical and early clinical trials, which is exactly what we intend to pursue with the funds recently raised and with any grant money we are able to secure in the near future.

I believe we have set the stage in 2022 for a highly successful 2023. The BiondVax team, in collaboration with our scientific partners from MPI and UMG, has worked exceedingly hard to develop the company into a global leader in NanoAb technology and I truly appreciate their dedication, creativity and tireless efforts. I also want to thank our shareholders for their continued support as we progress toward our objectives. I’m grateful for the opportunity to lead BiondVax during this exciting period and pledge my utmost to build the company into a financial success by providing caregivers and patients high quality, innovative, de-risked, pharmaceutical products that help protect and improve human life.

Sincerely,

Amir Reichman, CEO

About BiondVax

BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV) is a biotechnology company focused on developing, manufacturing, and commercializing innovative immunotherapeutic products primarily for the treatment of infectious and autoimmune diseases. Since its inception, the company has executed eight clinical trials including a seven-country, 12,400-participant Phase 3 trial of its prior vaccine candidate and has built a state-of-the-art manufacturing facility for biopharmaceutical products. With highly experienced pharmaceutical industry leadership, BiondVax is aiming to develop a pipeline of diversified and commercially viable products and platforms beginning with an innovative nanosized antibody (NanoAb) pipeline. www.biondvax.com.

Contact Details

Investor Relations | +972 8 930 2529 | ir@biondvax.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this communication regarding strategy, future operations, future financings, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, acquiring an additional license from Max Planck for the therapeutic and commercial potential of nanosized antibodies (NanoAbs); and the timing of NanoAb proof-of-concept studies and clinical trials and the necessary steps needed for such studies and trials. These forward-looking statements reflect management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the risk that we may not a second NanoAb license from Max Planck for a NanoAb targeting IL-17 as a treatment for psoriasis, the risk of a delay in proof-of-concept studies and the commencement of clinical trials for NanoAbs, if any, and delays in the necessary steps needed for such studies and trials; the risk that the company may not raise capital on acceptable terms or at all, the risk that the therapeutic and commercial potential of NanoAbs will not be met; the risk that clinical trials relating to NanoAbs will fail in whole or in part; the risk that BiondVax may not be able to secure additional capital on attractive terms, if at all; risks relating to the COVID-19 (coronavirus) pandemic; BiondVax’s ability to acquire rights to additional product opportunities; BiondVax’s ability to enter into collaborations on terms acceptable to BiondVax or at all; timing of receipt of regulatory approval of BiondVax’s manufacturing facility in Jerusalem, if at all or when required; the risk that the manufacturing facility will not be able to be used for a wide variety of applications and other vaccine and treatment technologies, and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2022. BiondVax undertakes no obligation to revise or update any forward-looking statement for any reason.

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